SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For September 2005

Commission File Number 0-28800

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DRDGOLD Limited

EBSCO House 4
299 Pendoring Avenue
Blackheath
Randburg, South Africa, 2195

(*Address of principal executive offices*)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒X   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

This report on Form 6-K shall be deemed to be incorporated by reference into the Registration Statement on Form F-3 (Registration No. 333-102800) and Registration Statement on Form F-4 (Registration No. 333-121386) of DRDGOLD Limited (the "Company") filed with the Securities and Exchange Commission on September 30, 2003 and December 17, 2004 respectively, and to be part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Attached to the Registrant Form 6-K filing for the month of September 2005, incorporated by reference herein:

<u>Exhibit</u>

99.1 Release dated September 30, 2005, entitled "ABRIDGED REPORT AND NOTICE OF ANNUAL GENERAL MEETING"

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: September 30, 2005

By: / Themba Gwebu
     Name: Themba Gwebu
     Title: Company Secretary

Exhibit 99.1

DRDGOLD LIMITED
(Formerly Durban Roodepoort Deep, Limited)
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
ARB number 086 277 616
JSE trading symbol: DRD
ISIN Code: ZAE 000058723
Issuer code: DUSM
Nasdaq trading symbol: DROOY
ASX trading symbol: DRD
("DRDGOLD" or "THE COMPANY")

ABRIDGED REPORT AND NOTICE OF ANNUAL GENERAL MEETING

1. ABRIDGED REPORT TO SHAREHOLDERS FOR THE YEAR ENDED 30 JUNE 2005

Further to the unaudited preliminary results published on 25 August 2005 ("the preliminary results") relating to the financial year ended 30 June 2005, shareholders are advised that the annual report will be posted to shareholders on 30 September 2005.

Since the publication of the preliminary results, the following changes have been made to the audited financial statements for the year ending 30 June 2005:

-   an additional provision for bad debts amounting to R3.6 million;
-   an increase in the loss from associates amounting to R1.7 million; and
-   an additional provision for taxation amounting to R8.1 million.

The financial statements below have been prepared by management in accordance with South African Statements of Generally Accepted Accounting Practice ("SA GAAP"). They are based on appropriate accounting policies which have been consistently applied and which are supported by reasonable and prudent judgement and estimates.

KPMG's unmodified audit report on the abridged SA GAAP financial statements contained in this announcement of annual results is available for inspection at the company's registered office.

GROUP INCOME STATEMENTS

INCOME STATEMENTS FOR THE YEAR ENDING: (Audited)	JUNE 2005 (R 000)	JUNE 2004 (R 000)
Continued operations		
Revenue	1 151 901	1 273 337
Cost of sales	(998 217)	(1 193 207)
Cash cost	(858 916)	(995 757)

Depreciation and amortisation	(106 817)	(188 980)
Retrenchment costs	(26 141)	(6 204)
Movement in provision for environmental rehabilitation	(17 029)	(8 616)
Movement in gold in progress	10 686	6 350
Operating profit/(loss) from gold	153 684	80 130
Loss on derivative instruments	(1 250)	(21 432)
Impairments	(76 226)	(111 258)
Administration and general costs	(143 273)	(154 297)
Loss from operations	(67 065)	(206 857)
Investment income	(7 488)	124 773
Finance costs	(36 605)	(40 818)
Loss before taxation	(111 158)	(122 902)
Taxation charge	(35 853)	(98 707)
Loss after taxation	(147 011)	(221 609)
Share of results of associates	(77 749)	-
Loss for the year	(224 760)	(221 609)
Minority interest	(11)	(46)
Loss for the year attributable to ordinary shareholders	(224 771)	(221 655)
Basic and diluted loss per ordinary share(cents)	(87)	(102)
Headline and diluted loss per ordinary share (cents)	(59)	(99)

INCOME STATEMENTS FOR THE YEAR ENDING: (Audited)	JUNE 2005 (R 000)	JUNE 2004 (R 000)
Discontinued operations		
Revenue	516 661	918 805
Cost of sales	(651 852)	(1 028 390)
Cash cost	(635 855)	(949 367)
Depreciation and amortisation	(5 856)	(15 610)
Retrenchment costs	(1 391)	(48 742)
Movement in provision for environmental rehabilitation	(6 366)	(15 221)
Movement in gold in progress	(2 384)	550
Operating loss from gold	(135 191)	(109 585)
Loss on derivative instruments	-	(857)
Impairments	(213 379)	2 488
Administration and general costs	(9 362)	(16 175)
Loss from operations	(357 932)	(124 129)
Investment income	1 992	6 076
Finance costs	(438)	(1 117)
Loss before taxation	(356 378)	(119 170)

Taxation charge	-	(375 605)
Loss after taxation	(356 378)	(494 775)
Gain on discontinued operations	65 243	-
Loss for the year attributable to ordinary shareholders	(291 135)	(494 775)

INCOME STATEMENTS

FOR THE YEAR ENDING:	JUNE 2005	JUNE 2004
(Audited)	(R 000)	(R 000)
Total operations		
Revenue	1 668 562	2 192 142
Cost of sales	(1 650 069)	(2 221 597)
Cash cost	(1 494 771)	(1 945 124)
Depreciation and amortisation	(112 673)	(204 590)
Retrenchment costs	(27 532)	(54 946)
Movement in provision for environmental rehabilitation	(23 395)	(23 837)
Movement in gold in progress	8 302	6 900
Operating profit/(loss) from gold	18 493	(29 455)
Loss on derivative instruments	(1 250)	(22 289)
Impairments	(289 605)	(108 770)
Administration and general costs	(152 635)	(170 472)
Loss from operations	(424 997)	(330 986)
Investment income	(5 496)	130 849
Finance costs	(37 043)	(41 935)
Loss before taxation	(467 536)	(242 072)
Taxation charge	(35 853)	(474 312)
Loss after taxation	(503 389)	(716 384)
Share of results of associates	(77 749)	-
Gain on discontinued operations	65 243	
- Loss for the year	(515 895)	(716 384)
Minority interest	(11)	(46)
Loss for the year attributable to ordinary shareholders	(515 906)	(716 430)
Basic and diluted loss per ordinary share (cents)	(200)	(331)
Headline and diluted loss per ordinary share (cents)	(114)	(328)

RECONCILIATION OF HEADLINE LOSS

Net loss per income statement	(515 906)	(716 430)
Less: (Profit)/loss on sale of mining assets	(11)	382
Profit on sale of investment	(3 000)	-

Gain on discontinued operations	(65 243)	-
Add: Impairment of mining assets, investments and goodwill	289 605	5 253
Headline loss	(294 555)	(710 795)

RESTATEMENT OF HEADLINE EARNINGS PER SHARE AND DILUTED HEADLINE EARNINGS PER SHARE

	JUNE 2005 (Cents)	JUNE 2004 (Cents)
Headline and diluted loss per ordinary share as previously reported	(111)	(284)
Adjustment for:		
- impairment of loans in associates to comply with Circular 07/02 issued by SAICA		(44)
- additional bad debt and taxation provision	(3)	-
Headline and diluted loss per ordinary share as restated	(114)	(328)

CHANGES IN SHAREHOLDERS' INTEREST ABRIDGED
(Audited)

Shareholders' interest at the beginning of the year	564 057	456 066
Share capital issued:		
- for cash	421 569	775 653
- for staff options exercised	378	8 733
- share issue expenses	(27 159)	(6 536)
- for acquisitions	101 131	106 768
- for equity portion of convertible note		(1 019)
Movement in retained income	(515 906)	(716 430)
Currency adjustments	70 762	(59 178)
Shareholders' interest at the end of the year	614 832	564 057

GROUP BALANCE SHEETS AS AT (Audited)	JUNE 2005 (R 000)	JUNE 2004 (R 000)
ASSETS		
Non-current assets	1 164 943	1 444 179
Mining assets	799 112	956 051
Non-current investments and other Assets	48 041	235 723

Investments in associates	103 212	-
Non-current inventories	214 578	200 836
Derivative instruments	-	51 569
Current assets	394 327	358 999
Inventories	103 298	103 493
Accounts receivables	49 837	114 612
Cash and equivalents	241 192	140 894
Total assets	1 559 270	1 803 178

EQUITY AND LIABILITIES

Equity	620 676	569 890
Shareholders' equity	614 832	564 057
Minority shareholders' interest	5 844	5 833
Non-current liabilities	609 780	770 245
Provision for environmental		
Rehabilitation	151 029	245 392
Deferred mining and income taxes	95 692	132 455
Long-term liabilities	359 381	308 992
Derivative instruments	3 678	83 406
Current liabilities	328 814	463 043
Accounts payable and accrued		
Liabilities	177 021	300 867
Short-term liabilities	64 685	58 450
Provisions	45 673	82 869
Taxation	32 281	9 384
Bank overdraft	9 154	11 473
Total equity and liabilities	1 559 270	1 803 178

GROUP CASH FLOW STATEMENTS		
FOR THE YEAR ENDING	JUNE 2005	JUNE 2004
(Audited)	(R 000)	(R 000)
Net cash out flow		
from operating activities	(101 812)	(172 157)
Net cash outflow from investing		
Activities	(239 169)	(661 919)
Net cash in flow		
from financing activities	433 553	660 705
Net increase/(decrease)in cash		
and cash equivalents	92 572	(173 371)
Opening cash and equivalents	129 421	302 710
Foreign exchange movements	10 045	82
Closing cash and cash equivalent	232 028	129 421

2. NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the annual general meeting of DRDGOLD shareholders will be held at 09:00 (South African time) on Friday, 4 November 2005 at EBSCO House 4, 299 Pendoring Avenue, Blackheath, Randburg to transact such business as is set out in the notice of annual general meeting that has been issued together with the annual report for the year ended 30 June 2005.

30 September 2005
Johannesburg